Exhibit 99.1

Nova Announces Further High-Grade Gold Discovered at RPM

Anchorage Alaska, March 9, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce assay results from its 2025 surface sampling program in the RPM regional and ridgeline area of the Company’s flagship Estelle Gold and Critical Minerals Project, located in the prolific Tintina Gold Belt in Alaska..

Highlights

●	Field observations and 2025 surface assays have identified new gold anomalies emerging to the west of RPM and along the northern end of the main RPM ridgeline (Figures 4 to 6).

●	Anomaly highlighted by:

○	Three rock samples grading >10 g/t Au including a high of 24.6 g/t Au (Table 1), and three soil samples grading >1 g/t Au with a peak of 5.5 g/t Au (Table 2).

●	These results build on earlier surface reconnaissance along the RPM ridge line, which previously returned 20 rock samples > 1.0 g/t Au, with a high of 52.3 g/t Au, and 11 soil samples > 0.5 g/t Au, with a high of 4.8 g/t Au (ASX Announcement: 3 February 2025).

●	The RPM ridgeline is slated as a high-priority drill target for 2026 as the Company aims to identify the next high-grade pod similar to RPM North.

Nova General Manager and Geologist, Mr Hans Hoffman, commented:

“Integrated geological, geochemical, and geophysical data, including initial interpretations from drone magnetometry 3D inversion processing all support a compelling drill target at the northern extension of the RPM ridge. Surface sampling has returned multi-gram gold assays from stockwork quartz veining in both hornfels and intrusive host rocks, with magnetic signatures along the ridgeline showing strong analogies to the main RPM deposit. Drill testing of these anomalies is a high priority for our 2026 program, and given its strategic location along access routes to RPM, any success here has the potential to deliver substantial upside to the Estelle Project.

“It’s too early to say what we have found a couple of kilometres to the west, but with grades up to 24.6 g/t Au, we will definitely be back in 2026 to expand on this anomaly.”

2025 Estelle Surficial Reconnaissance Program

During the 2025 field season, Nova’s geologist team, led by General Manager and geologist Mr Hans Hoffman, undertook an extensive surface exploration mapping and sampling program across three main areas of the Estelle Project comprised of over 30 traverses covering 75-line kilometers, 430 soil samples, 170 rock samples, and 26 stream sediment samples (Figure 1).

As a result of that program and reported to date:

●	Assay results from recent rock and soil sampling have outlined a newly developing large-scale gold-copper system at West Wing (ASX Announcement: 2 March 2026).

●	Surface results from the RPM regional and ridgeline areas, including high-grade RPM-style gold assays of up to 24.6 g/t Au, have identified new drill targets at RPM, as outlined in this announcement.

Further results from 2025 soil and rock sampling across the project district will be reported by area as they are received and processed in the coming weeks.

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Area covered in this announcement
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Figure 1. Estelle property map showing the extensive 2025 exploration program

RPM Regional and Ridgeline

Additional sampling was conducted at the northern end of the main RPM ridge as well as along spur ridges 2-3km west of there. At the northern end of the main RPM Ridge, nine soil samples were greater than 0.2 g/t Au, including five greater than 0.4 g/t Au, and a high of 1.6 g/t Au. At this same location, four rock samples were greater than 1.0 g/t Au with a high of 11.7 g/t Au (Figure 3). These samples were collected primarily in granodiorite which was discovered in the creek drainage below the hornfelsed ridges above.

Two to three kilometers to the west a season high 24.6 g/t Au quartz-sulfide vein in felsic intrusive (Figure 3) was discovered along a spur ridge as well as a 14.6 g/t Au rock sample of sedimentary rock in a drainage just below there. No felsic intrusive had been previously noted in this region. Five soil samples collected in the vicinity were greater than 0.3 g/t Au with high of 1.0 g/t Au. Sampling in this area is relatively sparse and warrants follow-up in 2026.

Figure 2. Nova geologist standing on a drill target site on the far north of the RPM ridgeline

Figure 3. Sample E409201 – 24.6 g/t Au; Sample E405227 – 11.7 g/t Au

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RPM Ridgeline Figure 6
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Figure 4. RPM area regional map showing the existing deposits and the location of the larger regional maps shown in figures 5 and 6 below

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Potential 2026 drill target
*samples from prior years shown as transparent
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Figure 5. RPM ridgeline sampling and potential 2026 drill targets

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Figure 6. RPM West sampling

Table 1. Significant Gold Results – Rocks > 1.0 g/t Au

Prospect	Sample ID	Easting	Northing	Au g/t
RPM	E409201	498723	6851070	24.6
RPM	E409202	498606	6850531	14.6
RPM	E405227	500642	6851471	11.7
RPM	E405231	500641	6851567	4.6
RPM	E409262	502427	6872016	1.4
RPM	E409270	500643	6851469	1.2
RPM	E405225	500640	6851473	1.1
RPM	E405226	500639	6851480	1.0

Table 2: Significant Gold Results – Soils > 1.0 g/t Au

Prospect	Sample ID	Easting	Northing	Au g/t
RPM	E409453	500358	6850118	5.5
RPM	E397379	500569	6851573	1.6
RPM	E405327	498057	6850389	1.0

Upcoming Milestones

●	Further results and potential new discoveries from the 2025 surface exploration mapping and sampling program
●	Material PFS test-work results as they become available
●	Winter trail mobilization of heavy equipment
●	Airborne geophysical surveys to commence in the spring of 2026
●	Antimony phase 1 project updates
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna access road updates
●	Updated MRE
●	Updates on the company redomiciliation to the US

Qualified Persons

Vannu Khounphakdy, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdy holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdy fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196